UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

October 17, 2012

BHP BILLITON LIMITED (ABN 49 004 028 077) (Exact name of Registrant as specified in its charter)	BHP BILLITON PLC (REG. NO. 3196209) (Exact name of Registrant as specified in its charter)

VICTORIA, AUSTRALIA (Jurisdiction of incorporation or organisation) 180 LONSDALE STREET, MELBOURNE, VICTORIA 3000 AUSTRALIA (Address of principal executive offices)	ENGLAND AND WALES (Jurisdiction of incorporation or organisation) NEATHOUSE PLACE, VICTORIA, LONDON, UNITED KINGDOM (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒   Form 20-F    ☐   Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

☐  Yes    ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

NEWS RELEASE

bhpbilliton
resourcing the future

Release Time IMMEDIATE

Date 17 October 2012

Number 25/12

BHP BILLITON PRODUCTION REPORT FOR THE QUARTER ENDED 30 SEPTEMBER 2012

- **The release of latent capacity and robust operating performance across our diversified portfolio continues to underpin strong growth in our high margin businesses.**
- **Petroleum production averaged a record 666 thousand barrels of oil equivalent per day during the September 2012 quarter as the Atlantis and Mad Dog facilities in the Gulf of Mexico successfully recommenced production.**
- **Queensland Coal volumes rose by 20% during the September 2012 quarter as BMA production increased to over 80% of supply chain capacity.**
- **Western Australia Iron Ore achieved another significant milestone with first ore loaded from the two recently installed shiploaders at Nelson Point as part of the Inner Harbour Expansion project.**
- **Escondida copper production remains on track to increase by 20% in the 2013 financial year following the completion of scheduled maintenance and tie-in activities in the September 2012 quarter.**

Petroleum

	SEP 2012 QTR	SEP Q12 vs SEP Q11	SEP Q12 vs JUN Q12
Crude oil, condensate and natural gas liquids ('000 boe)	**22,765**	4%	17%
Natural gas (bcf)	**230.89**	30%	4%
Total petroleum products (million boe)	**61.25**	19%	9%

Total petroleum production – Petroleum production averaged a record 666 thousand barrels of oil equivalent per day during the September 2012 quarter.

Crude oil, condensate and natural gas liquids – Liquids production increased by 17 per cent from the June 2012 quarter as the Atlantis and Mad Dog facilities in the Gulf of Mexico (US) successfully recommenced production. Reduced levels of planned maintenance at Bass Strait and the North West Shelf (both Australia) and development drilling at Shenzi (US) and Pyrenees (Australia) also contributed to the strong result.

Onshore US liquids production increased to a record 3.9 million barrels of oil equivalent (MMboe) during the September 2012 quarter. With the drilling program running ahead of infrastructure development, robust growth is anticipated over the remainder of the 2013 financial year as pipeline capacity is installed and additional wells are brought online.

Petroleum production guidance for the 2013 financial year remains unchanged at 240 MMboe and includes an expected 15 per cent increase in valuable liquids production, largely attributable to our Onshore US business and Gulf of Mexico facilities.

Natural gas – Seasonally high gas demand at Bass Strait and strong operational performance at North West Shelf underpinned a quarterly production record for natural gas in the September 2012 quarter.

Aluminium

	SEP 2012 QTR	SEP Q12 vs SEP Q11	SEP Q12 vs JUN Q12
Alumina ('000 tonnes)	1,170	10%	13%
Aluminium ('000 tonnes)	270	-14%	9%

Alumina – The ramp up of the Worsley Efficiency & Growth project (Australia) and continued strong operating performance at the Alumar refinery (Brazil) contributed to record alumina production in the September 2012 quarter.

Aluminium – Production was higher than the June 2012 quarter as potline capacity at Hillside (South Africa) recovered following a major unplanned outage in the March 2012 quarter. Operations are expected to progressively return to full technical capacity by the end of the 2012 calendar year.

Base Metals

	SEP 2012 QTR	SEP Q12 vs SEP Q11	SEP Q12 vs JUN Q12
Copper ('000 tonnes)	273.9	24%	-12%
Lead (tonnes)	52,183	-6%	-18%
Zinc (tonnes)	25,922	11%	-16%
Silver ('000 ounces)	9,165	0%	-21%
Uranium oxide concentrate (Uranium) (tonnes)	1,042	4%	-4%

Copper – A 24 per cent increase in production from the September 2011 quarter reflected the mining of higher grade ore at Escondida (Chile) and the impact of industrial action in the corresponding period. Record quarterly production was achieved at Antamina (Peru) as milling rates continued to exceed recently expanded ore processing capacity.

A reduction in smelter throughput affected Olympic Dam (Australia) production in the September 2012 quarter. A 27 day smelter outage is scheduled for the December 2012 quarter.

Escondida copper production remains on track to increase by 20 per cent in the 2013 financial year following the completion of scheduled maintenance and tie-in activities in the September 2012 quarter.

Lead/silver – Lower head grades at Cannington (Australia) contributed to a reduction in lead and silver production in the September 2012 quarter.

Zinc – Zinc production at Antamina declined during the September 2012 quarter as mining progressed through a copper-rich ore zone.

Uranium – Production for the September 2012 quarter was broadly in line with all comparable periods.

BHP Billiton Production Report for the quarter ended 30 September 2012 2

Diamonds & Specialty Products

	SEP 2012 QTR	SEP Q12 vs SEP Q11	SEP Q12 vs JUN Q12
Diamonds ('000 carats)	313	-32%	-24%

Diamonds – Production was lower than all comparable periods and reflected temporarily restricted mining conditions and unscheduled maintenance at EKATI (Canada). While production is expected to recover in the December 2012 quarter, it is forecast to remain constrained in the medium term as the operation extracts lower grade material, consistent with the mine plan.

The sale of BHP Billiton's 37 per cent non-operated interest in Richards Bay Minerals (South Africa) to Rio Tinto was completed during the September 2012 quarter. The review of BHP Billiton's diamonds business is continuing.

Nickel

	SEP 2012 QTR	SEP Q12 vs SEP Q11	SEP Q12 vs JUN Q12
Nickel ('000 tonnes)	37.0	5%	-13%

Nickel – An increase in nickel metal production in the September 2012 quarter reflected strong operating performance at both Cerro Matoso (Colombia) and the Nickel West Kwinana refinery (Australia). Total saleable production declined as nickel matte was stockpiled in advance of planned maintenance at the Nickel West Kalgoorlie smelter in the December 2012 quarter.

Iron Ore

	SEP 2012 QTR	SEP Q12 vs SEP Q11	SEP Q12 vs JUN Q12
Iron ore ('000 tonnes)	39,772	1%	-3%

Iron ore – Western Australia Iron Ore (WAIO) sustained strong performance in the September 2012 quarter despite the impact of a planned shutdown associated with the Inner Harbour Expansion project. Our Pilbara operations achieved another significant milestone during the quarter with first ore loaded from two recently installed shiploaders at Nelson Point.

WAIO production guidance remains unchanged with a five per cent increase anticipated in the 2013 financial year.

Samarco's (Brazil) three pellet plants continued to operate at capacity during the period.

Manganese

	SEP 2012 QTR	SEP Q12 vs SEP Q11	SEP Q12 vs JUN Q12
Manganese ore ('000 tonnes)	2,146	6%	4%
Manganese alloy ('000 tonnes)	130	-33%	73%

Manganese ore – Consistently strong operating performance and improved plant availability at GEMCO (Australia) contributed to record ore production in the September 2012 quarter.

Manganese alloy – The resumption of production at TEMCO (Australia) in July 2012 led to a substantial increase in alloy production from the June 2012 quarter. The decline in alloy production from the September 2011 quarter reflected the permanent closure of energy intensive silicomanganese production at Metalloys (South Africa) in January 2012.

BHP Billiton Production Report for the quarter ended 30 September 2012 3

Metallurgical Coal

	SEP 2012 QTR	SEP Q12 vs SEP Q11	SEP Q12 vs JUN Q12
Metallurgical coal ('000 tonnes)	8,938	-4%	10%

Metallurgical coal – Queensland Coal (Australia) production increased by 20 per cent during the September 2012 quarter as significant latent capacity was released across the supply chain. Production at BMA benefited from a reduction in industrial activity with no significant work stoppages experienced since July 2012. A ballot on the BMA Enterprise Agreement will be conducted during October 2012. During the September 2012 quarter, BMA announced it would cease production at its Gregory open-cut mine following a review of the mine's profitability.

A planned longwall move at the Appin mine led to lower production at Illawarra Coal (Australia) during the September 2012 quarter. A longwall move at the Dendrobium mine is expected to commence at the end of the December 2012 quarter.

Energy Coal

	SEP 2012 QTR	SEP Q12 vs SEP Q11	SEP Q12 vs JUN Q12
Energy coal ('000 tonnes)	19,607	6%	6%

Energy coal – Production was higher than all comparable periods and reflected strong operating performance across the BHP Billiton Energy Coal portfolio. New South Wales Energy Coal (Australia) achieved record quarterly production following the completion of the RX1 project in the June 2012 quarter, ahead of schedule. In addition, the San Juan Coal mine (US) benefited from a full quarter of production following the resumption of longwall mining activity in the June 2012 quarter.

This report, together with the Exploration and Development Report, represents the Interim Management Statement for the purposes of the UK Listing Authority's Disclosure and Transparency Rules. There have been no significant changes in the financial position of the Group in the quarter ended 30 September 2012.

Further information on BHP Billiton can be found at: www.bhpbilliton.com

BHP Billiton Production Report for the quarter ended 30 September 2012 4

Media Relations

Australia

Antonios Papaspiropoulos

Tel: +61 3 9609 3830 Mobile: +61 477 325 803 email: Antonios.Papaspiropoulos@bhpbilliton.com

Fiona Hadley

Tel: +61 3 9609 2211 Mobile: +61 427 777 908 email: Fiona.Hadley@bhpbilliton.com

Eleanor Nichols

Tel: +61 3 9609 2360 Mobile: +61 407 064 748 email: Eleanor.Nichols@bhpbilliton.com

United Kingdom

Ruban Yogarajah

Tel: +44 20 7802 4033 Mobile: +44 7827 082 022 email: Ruban.Yogarajah@bhpbilliton.com

Americas

Jaryl Strong

Tel: +1 713 499 5548 Mobile: +1 281 222 6627 email: Jaryl.Strong@bhpbilliton.com

BHP Billiton Limited ABN 49 004 028 077 Registered in Australia Registered Office: 180 Lonsdale Street Melbourne Victoria 3000 Australia Tel +61 1300 55 4757 Fax +61 3 9609 3015

Investor Relations

Australia

James Agar

Tel: +61 3 9609 2222 Mobile: +61 467 807 064 email: James.Agar@bhpbilliton.com

Andrew Gunn

Tel: +61 3 9609 3575 Mobile: +61 439 558 454 email: Andrew.Gunn@bhpbilliton.com

United Kingdom and South Africa

Tara Dines

Tel: +44 20 7802 7113 Mobile: +44 7825 342 232 Email: Tara.Dines@bhpbilliton.com

Americas

Brendan Harris

Tel: +44 20 7802 4131 Mobile: +44 7990 527 726 email: Brendan.Harris@bhpbilliton.com

Matt Chism

Tel: +1 71 359 96158 Mobile: +1 281 782 2238 email: Matt.E.Chism@bhpbilliton.com

BHP Billiton Plc Registration number 3196209 Registered in England and Wales Registered Office: Neathouse Place London SW1V 1BH United Kingdom Tel +44 20 7802 4000 Fax +44 20 7802 4111

Members of the BHP Billiton Group which is headquartered in Australia

BHP Billiton Production Report for the quarter ended 30 September 2012

5

BHP BILLITON PRODUCTION SUMMARY

		QUARTER ENDED			YEAR TO DATE		% CHANGE	
		SEP 2011	JUN 2012	**SEP 2012**	**SEP 2012**	SEP 2011	SEP Q12 vs SEP Q11	SEP Q12 vs JUN Q12
PETROLEUM								
Crude oil & condensate	('000 bbl)	18,482	15,726	**18,413**	**18,413**	18,482	0%	17%
Natural gas	(bcf)	177.35	221.25	**230.89**	**230.89**	177.35	30%	4%
NGL	('000 boe)	3,356	3,758	**4,352**	**4,352**	3,356	30%	16%
Total petroleum products	(million boe)	51.40	56.36	**61.25**	**61.25**	51.40	19%	9%
ALUMINIUM								
Alumina	('000 tonnes)	1,060	1,039	**1,170**	**1,170**	1,060	10%	13%
Aluminium	('000 tonnes)	315	248	**270**	**270**	315	-14%	9%
BASE METALS								
Copper	('000 tonnes)	220.3	312.5	**273.9**	**273.9**	220.3	24%	-12%
Lead	(tonnes)	55,659	63,667	**52,183**	**52,183**	55,659	-6%	-18%
Zinc	(tonnes)	23,444	30,748	**25,922**	**25,922**	23,444	11%	-16%
Gold	(ounces)	39,439	40,569	**32,436**	**32,436**	39,439	-18%	-20%
Silver	('000 ounces)	9,151	11,539	**9,165**	**9,165**	9,151	0%	-21%
Uranium oxide concentrate	(tonnes)	1,000	1,080	**1,042**	**1,042**	1,000	4%	-4%
Molybdenum	(tonnes)	595	464	**454**	**454**	595	-24%	-2%
DIAMONDS AND SPECIALTY PRODUCTS								
Diamonds	('000 carats)	457	413	**313**	**313**	457	-32%	-24%
NICKEL								
Nickel	('000 tonnes)	35.1	42.7	**37.0**	**37.0**	35.1	5%	-13%
IRON ORE								
Iron ore	('000 tonnes)	39,572	40,891	**39,772**	**39,772**	39,572	1%	-3%
MANGANESE								
Manganese ore	('000 tonnes)	2,019	2,066	**2,146**	**2,146**	2,019	6%	4%
Manganese alloy	('000 tonnes)	194	75	**130**	**130**	194	-33%	73%
METALLURGICAL COAL								
Metallurgical coal	('000 tonnes)	9,291	8,109	**8,938**	**8,938**	9,291	-4%	10%
ENERGY COAL								
Energy coal	('000 tonnes)	18,460	18,484	**19,607**	**19,607**	18,460	6%	6%

BHP Billiton Production Report for the quarter ended 30 September 2012

Page 1

BHP BILLITON ATTRIBUTABLE PRODUCTION

	BHP Billiton Interest	SEP 2011	DEC 2011	MAR 2012	JUN 2012	**SEP 2012**	**YTD SEP 2012**	YTD SEP 2011
		QUARTER ENDED					YEAR TO DATE	
PETROLEUM								
Production								
Crude oil & condensate ('000 bbl)		18,482	18,866	18,127	15,726	**18,413**	**18,413**	18,482
Natural gas (bcf)		177.35	214.49	209.17	221.25	**230.89**	**230.89**	177.35
NGL ('000 boe) (a)		3,356	3,362	3,609	3,758	**4,352**	**4,352**	3,356
Total petroleum products (million boe)		51.40	57.98	56.60	56.36	**61.25**	**61.25**	51.40
ALUMINIUM								
ALUMINA								
Production ('000 tonnes)								
Worsley	86%	752	694	741	730	**859**	**859**	752
Alumar	36%	308	307	311	309	**311**	**311**	308
Total		1,060	1,001	1,052	1,039	**1,170**	**1,170**	1,060
ALUMINIUM								
Production ('000 tonnes)								
Hillside	100%	180	180	144	117	**139**	**139**	180
Bayside	100%	25	24	26	23	**25**	**25**	25
Alumar	40%	44	42	42	42	**39**	**39**	44
Mozal	47%	66	67	65	66	**67**	**67**	66
Total		315	313	277	248	**270**	**270**	315
BASE METALS (b)								
COPPER								
Payable metal in concentrate ('000 tonnes)								
Escondida	57.5%	49.9	80.4	87.7	115.8	**101.2**	**101.2**	49.9
Antamina	33.8%	30.3	30.9	30.9	34.9	**40.2**	**40.2**	30.3
Total		80.2	111.3	118.6	150.7	**141.4**	**141.4**	80.2
Cathode ('000 tonnes)								
Escondida	57.5%	32.9	43.0	47.4	48.7	**41.6**	**41.6**	32.9
Pampa Norte (c)	100%	65.4	70.0	66.2	62.1	**52.7**	**52.7**	65.4
Pinto Valley	100%	1.4	1.4	1.4	1.2	**1.2**	**1.2**	1.4
Olympic Dam	100%	40.4	54.6	47.8	49.8	**37.0**	**37.0**	40.4
Total		140.1	169.0	162.8	161.8	**132.5**	**132.5**	140.1
LEAD								
Payable metal in concentrate (tonnes)								
Cannington	100%	55,557	66,787	53,412	63,334	**51,923**	**51,923**	55,557
Antamina	33.8%	102	205	148	333	**260**	**260**	102
Total		55,659	66,992	53,560	63,667	**52,183**	**52,183**	55,659
ZINC								
Payable metal in concentrate (tonnes)								
Cannington	100%	14,488	14,745	12,904	12,540	**11,408**	**11,408**	14,488
Antamina	33.8%	8,956	13,553	16,823	18,208	**14,514**	**14,514**	8,956
Total		23,444	28,298	29,727	30,748	**25,922**	**25,922**	23,444

Refer footnotes on page 4.

BHP Billiton Production Report for the quarter ended 30 September 2012 Page 2

BHP BILLITON ATTRIBUTABLE PRODUCTION

	BHP Billiton Interest	QUARTER ENDED					YEAR TO DATE	
		SEP 2011	DEC 2011	MAR 2012	JUN 2012	**SEP 2012**	**SEP 2012**	SEP 2011
BASE METALS (continued)								
GOLD								
Payable metal in concentrate (ounces)								
Escondida	57.5%	11,063	14,242	12,732	12,817	**9,419**	**9,419**	11,063
Olympic Dam (refined gold)	100%	28,376	29,765	31,952	27,752	**23,017**	**23,017**	28,376
Total		39,439	44,007	44,684	40,569	**32,436**	**32,436**	39,439
SILVER								
Payable metal in concentrate ('000 ounces)								
Escondida	57.5%	403	549	481	488	**350**	**350**	403
Antamina	33.8%	972	1,087	1,170	1,043	**919**	**919**	972
Cannington	100%	7,559	9,056	7,836	9,757	**7,689**	**7,689**	7,559
Olympic Dam (refined silver)	100%	217	211	228	251	**207**	**207**	217
Total		9,151	10,903	9,715	11,539	**9,165**	**9,165**	9,151
URANIUM OXIDE CONCENTRATE								
Payable metal in concentrate (tonnes)								
Olympic Dam	100%	1,000	909	896	1,080	**1,042**	**1,042**	1,000
Total		1,000	909	896	1,080	**1,042**	**1,042**	1,000
MOLYBDENUM								
Payable metal in concentrate (tonnes)								
Antamina	33.8%	595	766	521	464	**454**	**454**	595
Total		595	766	521	464	**454**	**454**	595
DIAMONDS AND SPECIALTY PRODUCTS								
DIAMONDS								
Production ('000 carats)								
EKATI™	80%	457	481	433	413	**313**	**313**	457
NICKEL								
NICKEL								
Production ('000 tonnes)								
CMSA	99.9%	10.4	12.3	13.4	12.8	**13.3**	**13.3**	10.4
Nickel West	100%	24.7	26.1	28.3	29.9	**23.7**	**23.7**	24.7
Total		35.1	38.4	41.7	42.7	**37.0**	**37.0**	35.1

Refer footnotes on page 4.

BHP Billiton Production Report for the quarter ended 30 September 2012 Page 3

BHP BILLITON ATTRIBUTABLE PRODUCTION

	BHP Billiton Interest	QUARTER ENDED SEP 2011	DEC 2011	MAR 2012	JUN 2012	**SEP 2012**	YEAR TO DATE **SEP 2012**	SEP 2011
IRON ORE								
Production ('000 tonnes) (d)								
Newman (e)	85%	13,158	13,247	11,789	13,132	**11,752**	**11,752**	13,158
Goldsworthy Joint Venture	85%	254	334	37	143	**432**	**432**	254
Area C Joint Venture	85%	10,479	10,437	10,343	11,166	**10,937**	**10,937**	10,479
Yandi Joint Venture	85%	12,708	14,170	13,063	13,595	**13,771**	**13,771**	12,708
Samarco	50%	2,973	2,884	2,711	2,855	**2,880**	**2,880**	2,973
Total		39,572	41,072	37,943	40,891	**39,772**	**39,772**	39,572
MANGANESE								
MANGANESE ORES								
Saleable production ('000 tonnes)								
South Africa (f)	44.4%	911	808	917	989	**858**	**858**	911
Australia (f)	60%	1,108	998	1,123	1,077	**1,288**	**1,288**	1,108
Total		2,019	1,806	2,040	2,066	**2,146**	**2,146**	2,019
MANGANESE ALLOYS								
Saleable production ('000 tonnes)								
South Africa (f) (g)	60%	124	124	81	75	**93**	**93**	124
Australia (f)	60%	70	71	57	-	**37**	**37**	70
Total		194	195	138	75	**130**	**130**	194
METALLURGICAL COAL								
Production ('000 tonnes) (h)								
BMA	50%	5,274	5,006	4,226	4,105	**5,182**	**5,182**	5,274
BHP Mitsui Coal (i)	80%	1,803	1,580	1,649	1,661	**1,766**	**1,766**	1,803
Illawarra	100%	2,214	1,907	1,462	2,343	**1,990**	**1,990**	2,214
Total		9,291	8,493	7,337	8,109	**8,938**	**8,938**	9,291
ENERGY COAL								
Production ('000 tonnes)								
South Africa	100%	9,095	7,976	7,895	8,313	**8,454**	**8,454**	9,095
USA	100%	2,467	2,163	2,109	2,673	**3,871**	**3,871**	2,467
Australia	100%	4,046	4,027	4,291	4,393	**4,453**	**4,453**	4,046
Colombia	33%	2,852	2,753	2,953	3,105	**2,829**	**2,829**	2,852
Total		18,460	16,919	17,248	18,484	**19,607**	**19,607**	18,460

(a) LPG and ethane are reported as Natural Gas Liquid (NGL). Product-specific conversions are made and NGL is reported in barrels of oil equivalent (boe).
(b) Metal production is reported on the basis of payable metal.
(c) Includes Cerro Colorado and Spence.
(d) Iron ore production is reported on a wet tonnes basis.
(e) Newman includes Mt Newman Joint Venture and Jimblebar.
(f) Shown on 100% basis. BHP Billiton interest in saleable production is 60%, except Hotazel Manganese Mines which is 44.4%.
(g) Production includes Medium Carbon Ferro Manganese.
(h) Metallurgical coal production is reported on the basis of saleable product. Production figures include some thermal coal.
(i) Shown on 100% basis. BHP Billiton interest in saleable production is 80%.

BHP Billiton Production Report for the quarter ended 30 September 2012 Page 4

PRODUCTION AND SALES REPORT

	QUARTER ENDED					YEAR TO DATE	
	SEP 2011	DEC 2011	MAR 2012	JUN 2012	**SEP 2012**	**SEP 2012**	SEP 2011
PETROLEUM							
BHP Billiton attributable production unless otherwise stated.							
CRUDE OIL & CONDENSATE ('000 barrels)							
Bass Strait	2,527	2,190	2,285	2,357	**2,659**	**2,659**	2,527
North West Shelf	1,400	1,686	1,671	1,587	**1,844**	**1,844**	1,400
Stybarrow	1,171	836	618	635	**534**	**534**	1,171
Pyrenees	3,901	3,207	2,540	2,482	**2,605**	**2,605**	3,901
Other Australia (a)	13	13	13	13	**17**	**17**	13
Atlantis (b)	2,081	2,390	2,262	39	**1,586**	**1,586**	2,081
Mad Dog (b)	-	-	-	-	**377**	**377**	-
Shenzi (b) (c)	3,848	4,119	4,071	3,607	**4,035**	**4,035**	3,848
Onshore US (d)	672	1,631	2,202	2,434	**2,358**	**2,358**	672
Trinidad/Tobago	466	466	453	488	**397**	**397**	466
Other Americas (b) (e)	373	374	373	348	**367**	**367**	373
UK	447	433	328	367	**252**	**252**	447
Algeria (f)	1,498	1,437	1,236	1,291	**1,309**	**1,309**	1,498
Pakistan	85	84	75	78	**73**	**73**	85
Total	18,482	18,866	18,127	15,726	**18,413**	**18,413**	18,482
NATURAL GAS (billion cubic feet)							
Bass Strait	31.88	23.65	19.74	31.47	**39.39**	**39.39**	31.88
North West Shelf	32.97	32.56	29.60	29.80	**35.41**	**35.41**	32.97
Other Australia (a)	4.45	4.56	4.42	4.87	**6.20**	**6.20**	4.45
Atlantis (b)	0.64	0.67	1.18	0.01	**0.50**	**0.50**	0.64
Mad Dog (b)	-	-	-	-	**0.06**	**0.06**	-
Shenzi (b) (c)	0.62	0.57	0.56	0.47	**0.96**	**0.96**	0.62
Onshore US (d)	77.59	121.63	124.17	124.53	**122.59**	**122.59**	77.59
Trinidad/Tobago	9.31	9.72	9.50	9.54	**9.08**	**9.08**	9.31
Other Americas (b) (e)	1.19	0.98	1.09	0.79	**0.35**	**0.35**	1.19
UK	3.91	5.51	5.03	5.54	**3.33**	**3.33**	3.91
Pakistan	14.79	14.64	13.88	14.23	**13.02**	**13.02**	14.79
Total	177.35	214.49	209.17	221.25	**230.89**	**230.89**	177.35
NGL ('000 barrels of oil equivalent)							
Bass Strait	1,823	1,407	1,355	1,738	**2,074**	**2,074**	1,823
North West Shelf	423	434	421	342	**394**	**394**	423
Atlantis (b)	120	123	221	1	**37**	**37**	120
Mad Dog (b)	-	-	-	-	**9**	**9**	-
Shenzi (b) (c)	296	293	291	244	**309**	**309**	296
Onshore US (d)	416	943	1,275	1,388	**1,516**	**1,516**	416
Other Americas (b) (e)	41	34	34	24	**13**	**13**	41
UK	18	45	12	21	**-**	**-**	18
Algeria (f)	219	83	-	-	**-**	**-**	219
Total	3,356	3,362	3,609	3,758	**4,352**	**4,352**	3,356
TOTAL PETROLEUM PRODUCTS (million barrels of oil equivalent) (g)	51.40	57.98	56.60	56.36	**61.25**	**61.25**	51.40

(a) Other Australia includes Minerva.
(b) Gulf of Mexico volumes are net of royalties.
(c) The Genghis Khan operation is reported in Shenzi.
(d) Fayetteville shale acquisition completed on 31 March 2011. Petrohawk Energy Corporation acquisition completed on 20 August 2011. Onshore US volumes are net of mineral holder royalties.
(e) Other Americas includes Neptune, West Cameron 76, Genesis and Starlifter. West Cameron 76 and Starlifter were divested in May 2012.
(f) Algeria includes ROD and Ohanet. The Ohanet Risk Sharing Contract expired in October 2011.
(g) Total barrels of oil equivalent (boe) conversions are based on 6,000 scf of natural gas equals 1 boe.

BHP Billiton Production Report for the quarter ended 30 September 2012 Page 5

PRODUCTION AND SALES REPORT

ALUMINIUM

BHP Billiton attributable production and sales unless otherwise stated.
('000 tonnes)

	QUARTER ENDED					YEAR TO DATE	
	SEP 2011	DEC 2011	MAR 2012	JUN 2012	**SEP 2012**	**SEP 2012**	SEP 2011
ALUMINA							
Saleable production							
Worsley, Australia	752	694	741	730	**859**	**859**	752
Alumar, Brazil	308	307	311	309	**311**	**311**	308
Total	1,060	1,001	1,052	1,039	**1,170**	**1,170**	1,060
Sales							
Worsley, Australia	720	745	713	750	**820**	**820**	720
Alumar, Brazil	280	349	216	356	**352**	**352**	280
Total	1,000	1,094	929	1,106	**1,172**	**1,172**	1,000
ALUMINIUM							
Production							
Hillside, South Africa	180	180	144	117	**139**	**139**	180
Bayside, South Africa	25	24	26	23	**25**	**25**	25
Alumar, Brazil	44	42	42	42	**39**	**39**	44
Mozal, Mozambique	66	67	65	66	**67**	**67**	66
Total	315	313	277	248	**270**	**270**	315
Sales							
Hillside, South Africa	163	186	141	126	**139**	**139**	163
Bayside, South Africa	24	25	27	21	**26**	**26**	24
Alumar, Brazil	44	43	31	45	**46**	**46**	44
Mozal, Mozambique	60	85	66	54	**58**	**58**	60
Total	291	339	265	246	**269**	**269**	291

BHP Billiton Production Report for the quarter ended 30 September 2012 Page 6

PRODUCTION AND SALES REPORT

		QUARTER ENDED					YEAR TO DATE	
		SEP 2011	DEC 2011	MAR 2012	JUN 2012	**SEP 2012**	**SEP 2012**	SEP 2011
BASE METALS								
BHP Billiton attributable production and sales unless otherwise stated. Metals production is payable metal unless otherwise stated.								
Escondida, Chile								
Material mined (100%)	('000 tonnes)	69,006	96,152	103,321	109,724	**102,499**	**102,499**	69,006
Sulphide ore milled (100%)	('000 tonnes)	12,029	18,663	16,449	18,640	**16,850**	**16,850**	12,029
Average copper grade	(%)	0.97%	0.97%	1.14%	1.37%	**1.35%**	**1.35%**	0.97%
Production ex mill (100%)	('000 tonnes)	91.9	144.3	153.1	211.7	**185.2**	**185.2**	91.9
Production								
Payable copper	('000 tonnes)	49.9	80.4	87.7	115.8	**101.2**	**101.2**	49.9
Payable gold concentrate	(fine ounces)	11,063	14,242	12,732	12,817	**9,419**	**9,419**	11,063
Copper cathode (EW)	('000 tonnes)	32.9	43.0	47.4	48.7	**41.6**	**41.6**	32.9
Payable silver concentrate	('000 ounces)	403	549	481	488	**350**	**350**	403
Sales								
Payable copper	('000 tonnes)	49.2	82.1	82.6	113.1	**95.7**	**95.7**	49.2
Payable gold concentrate	(fine ounces)	10,974	14,435	11,998	12,683	**8,999**	**8,999**	10,974
Copper cathode (EW)	('000 tonnes)	25.7	45.3	44.3	53.4	**38.8**	**38.8**	25.7
Payable silver concentrate	('000 ounces)	404	558	454	483	**324**	**324**	404
Pampa Norte, Chile								
Cerro Colorado								
Material mined	('000 tonnes)	14,736	16,792	16,320	16,246	**16,067**	**16,067**	14,736
Ore milled	('000 tonnes)	4,608	4,601	4,300	4,388	**4,505**	**4,505**	4,608
Average copper grade	(%)	0.72%	0.71%	0.72%	0.61%	**0.55%**	**0.55%**	0.72%
Production								
Copper cathode (EW)	('000 tonnes)	22.5	23.5	18.7	18.7	**17.8**	**17.8**	22.5
Sales								
Copper cathode (EW)	('000 tonnes)	22.4	23.8	20.2	19.1	**16.1**	**16.1**	22.4
Spence								
Material mined	('000 tonnes)	19,816	26,511	29,982	28,594	**27,541**	**27,541**	19,816
Ore milled	('000 tonnes)	3,862	4,909	4,279	3,604	**3,752**	**3,752**	3,862
Average copper grade	(%)	1.30%	1.46%	1.20%	1.28%	**1.17%**	**1.17%**	1.30%
Production								
Copper cathode (EW)	('000 tonnes)	42.9	46.5	47.5	43.4	**34.9**	**34.9**	42.9
Sales								
Copper cathode (EW)	('000 tonnes)	43.2	46.6	44.1	51.3	**31.1**	**31.1**	43.2

BHP Billiton Production Report for the quarter ended 30 September 2012 Page 7

PRODUCTION AND SALES REPORT

		QUARTER ENDED					YEAR TO DATE	
		SEP 2011	DEC 2011	MAR 2012	JUN 2012	**SEP 2012**	**SEP 2012**	SEP 2011
BASE METALS								

BHP Billiton attributable production and sales unless otherwise stated. Metals production is payable metal unless otherwise stated.

		SEP 2011	DEC 2011	MAR 2012	JUN 2012	**SEP 2012**	**SEP 2012**	SEP 2011
Antamina, Peru								
Material mined (100%)	('000 tonnes)	44,212	38,759	41,474	48,256	**54,482**	**54,482**	44,212
Sulphide ore milled (100%)	('000 tonnes)	9,396	9,656	10,162	12,295	**12,274**	**12,274**	9,396
Average head grades								
- Copper	(%)	1.11%	1.15%	1.10%	1.01%	**1.15%**	**1.15%**	1.11%
- Zinc	(%)	0.68%	0.72%	0.84%	0.80%	**0.66%**	**0.66%**	0.68%
Production								
Payable copper	('000 tonnes)	30.3	30.9	30.9	34.9	**40.2**	**40.2**	30.3
Payable zinc	(tonnes)	8,956	13,553	16,823	18,208	**14,514**	**14,514**	8,956
Payable silver	('000 ounces)	972	1,087	1,170	1,043	**919**	**919**	972
Payable lead	(tonnes)	102	205	148	333	**260**	**260**	102
Payable molybdenum	(tonnes)	595	766	521	464	**454**	**454**	595
Sales								
Payable copper	('000 tonnes)	28.2	31.7	30.7	32.7	**39.7**	**39.7**	28.2
Payable zinc	(tonnes)	9,586	12,654	13,464	18,174	**15,519**	**15,519**	9,586
Payable silver	('000 ounces)	833	940	1,114	896	**849**	**849**	833
Payable lead	(tonnes)	91	139	200	48	**330**	**330**	91
Payable molybdenum	(tonnes)	549	591	669	488	**536**	**536**	549
Cannington, Australia								
Material mined	('000 tonnes)	819	778	756	880	**717**	**717**	819
Ore milled	('000 tonnes)	826	888	778	845	**773**	**773**	826
Average head grades								
- Silver	(g/t)	332	370	367	417	**355**	**355**	332
- Lead	(%)	7.9%	8.8%	8.0%	8.6%	**7.6%**	**7.6%**	7.9%
- Zinc	(%)	2.9%	2.9%	2.7%	2.5%	**2.5%**	**2.5%**	2.9%
Production								
Payable silver	('000 ounces)	7,559	9,056	7,836	9,757	**7,689**	**7,689**	7,559
Payable lead	(tonnes)	55,557	66,787	53,412	63,334	**51,923**	**51,923**	55,557
Payable zinc	(tonnes)	14,488	14,745	12,904	12,540	**11,408**	**11,408**	14,488
Sales								
Payable silver	('000 ounces)	6,434	8,960	7,081	10,784	**8,506**	**8,506**	6,434
Payable lead	(tonnes)	48,258	66,657	49,027	73,400	**59,042**	**59,042**	48,258
Payable zinc	(tonnes)	15,734	14,078	10,780	14,399	**10,379**	**10,379**	15,734

BHP Billiton Production Report for the quarter ended 30 September 2012 Page 8

PRODUCTION AND SALES REPORT

		QUARTER ENDED					YEAR TO DATE	
		SEP 2011	DEC 2011	MAR 2012	JUN 2012	**SEP 2012**	**SEP 2012**	SEP 2011

BASE METALS

BHP Billiton attributable production and sales unless otherwise stated. Metals production is payable metal unless otherwise stated.

		SEP 2011	DEC 2011	MAR 2012	JUN 2012	**SEP 2012**	**SEP 2012**	SEP 2011
Olympic Dam, Australia								
Material mined (a)	('000 tonnes)	2,543	2,440	2,389	2,629	**2,226**	**2,226**	2,543
Ore milled	('000 tonnes)	2,471	2,440	2,195	2,475	**2,471**	**2,471**	2,471
Average copper grade	(%)	1.98%	2.08%	2.01%	1.86%	**1.90%**	**1.90%**	1.98%
Average uranium grade	(kg/t)	0.54	0.50	0.57	0.55	**0.54**	**0.54**	0.54
Production								
Copper cathode (ER)	('000 tonnes)	37.6	51.5	45.2	46.0	**34.0**	**34.0**	37.6
Copper cathode (EW)	('000 tonnes)	2.8	3.1	2.6	3.8	**3.0**	**3.0**	2.8
Uranium oxide concentrate	(tonnes)	1,000	909	896	1,080	**1,042**	**1,042**	1,000
Refined gold	(fine ounces)	28,376	29,765	31,952	27,752	**23,017**	**23,017**	28,376
Refined silver	('000 ounces)	217	211	228	251	**207**	**207**	217
Sales								
Copper cathode (ER)	('000 tonnes)	36.4	51.7	44.4	47.8	**35.1**	**35.1**	36.4
Copper cathode (EW)	('000 tonnes)	3.5	2.5	3.0	3.1	**3.4**	**3.4**	3.5
Uranium oxide concentrate	(tonnes)	910	1,126	640	1,252	**615**	**615**	910
Refined gold	(fine ounces)	28,979	24,327	36,832	29,257	**20,949**	**20,949**	28,979
Refined silver	('000 ounces)	289	155	268	200	**265**	**265**	289

(a) Material mined refers to run of mine ore mined and hoisted.

		SEP 2011	DEC 2011	MAR 2012	JUN 2012	**SEP 2012**	**SEP 2012**	SEP 2011
Pinto Valley, USA								
Production								
Copper cathode (EW)	('000 tonnes)	1.4	1.4	1.4	1.2	**1.2**	**1.2**	1.4
Sales								
Copper cathode (EW)	('000 tonnes)	1.7	1.2	1.2	1.2	**1.2**	**1.2**	1.7

BHP Billiton Production Report for the quarter ended 30 September 2012 Page 9

PRODUCTION AND SALES REPORT

		QUARTER ENDED					YEAR TO DATE	
		SEP 2011	DEC 2011	MAR 2012	JUN 2012	**SEP 2012**	**SEP 2012**	SEP 2011
DIAMONDS AND SPECIALTY PRODUCTS								
BHP Billiton attributable production and sales unless otherwise stated.								
DIAMONDS								
EKATI™, Canada								
Ore Processed (100%)	('000 tonnes)	1,177	1,090	1,001	1,214	**1,042**	**1,042**	1,177
Production	('000 carats)	457	481	433	413	**313**	**313**	457

BHP Billiton Production Report for the quarter ended 30 September 2012 Page 10

PRODUCTION AND SALES REPORT

	QUARTER ENDED					YEAR TO DATE	
	SEP 2011	DEC 2011	MAR 2012	JUN 2012	**SEP 2012**	**SEP 2012**	SEP 2011
NICKEL							
BHP Billiton attributable production and sales unless otherwise stated. ('000 tonnes)							
NICKEL							
Cerro Matoso, Colombia							
Production	10.4	12.3	13.4	12.8	**13.3**	**13.3**	10.4
Sales	7.7	13.1	13.8	12.9	**12.3**	**12.3**	7.7
Nickel West, Australia							
Saleable production							
Nickel contained in concentrate	2.6	1.8	2.3	2.3	**1.3**	**1.3**	2.6
Nickel contained in finished matte	9.0	15.2	10.5	14.2	**5.8**	**5.8**	9.0
Nickel metal	13.1	9.1	15.5	13.4	**16.6**	**16.6**	13.1
Nickel production	24.7	26.1	28.3	29.9	**23.7**	**23.7**	24.7
Sales							
Nickel contained in concentrate	1.2	2.6	1.5	3.6	**1.6**	**1.6**	1.2
Nickel contained in finished matte	10.1	13.9	10.2	16.7	**6.7**	**6.7**	10.1
Nickel metal	9.4	10.9	14.2	15.7	**14.2**	**14.2**	9.4
Nickel sales	20.7	27.4	25.9	36.0	**22.5**	**22.5**	20.7

BHP Billiton Production Report for the quarter ended 30 September 2012 Page 11

PRODUCTION AND SALES REPORT

	QUARTER ENDED					YEAR TO DATE	
	SEP 2011	DEC 2011	MAR 2012	JUN 2012	**SEP 2012**	**SEP 2012**	SEP 2011

IRON ORE

BHP Billiton attributable production and sales unless otherwise stated.
('000 tonnes)

	SEP 2011	DEC 2011	MAR 2012	JUN 2012	SEP 2012	YTD SEP 2012	YTD SEP 2011
IRON ORE (a)							
Pilbara, Australia							
Production							
Newman (b)	13,158	13,247	11,789	13,132	**11,752**	**11,752**	13,158
Goldsworthy Joint Venture	254	334	37	143	**432**	**432**	254
Area C Joint Venture	10,479	10,437	10,343	11,166	**10,937**	**10,937**	10,479
Yandi Joint Venture	12,708	14,170	13,063	13,595	**13,771**	**13,771**	12,708
Total (BHP Billiton share)	36,599	38,188	35,232	38,036	**36,892**	**36,892**	36,599
Total production (100%)	43,058	44,927	41,449	44,748	**43,403**	**43,403**	43,058
Sales							
Lump	7,744	8,700	8,235	9,100	**8,338**	**8,338**	7,744
Fines	29,311	28,406	26,523	28,870	**28,718**	**28,718**	29,311
Total (BHP Billiton share)	37,055	37,106	34,758	37,970	**37,056**	**37,056**	37,055
Total sales (100%)	43,594	43,654	40,892	44,670	**43,595**	**43,595**	43,594

(a) Iron ore production and sales are reported on a wet tonnes basis.
(b) Newman includes Mt Newman Joint Venture and Jimblebar.

	SEP 2011	DEC 2011	MAR 2012	JUN 2012	SEP 2012	YTD SEP 2012	YTD SEP 2011
Samarco, Brazil							
Production	2,973	2,884	2,711	2,855	**2,880**	**2,880**	2,973
Sales	2,926	2,961	2,453	2,778	**2,622**	**2,622**	2,926

BHP Billiton Production Report for the quarter ended 30 September 2012 Page 12

PRODUCTION AND SALES REPORT

	QUARTER ENDED					YEAR TO DATE	
	SEP 2011	DEC 2011	MAR 2012	JUN 2012	**SEP 2012**	**SEP 2012**	SEP 2011
MANGANESE							
BHP Billiton attributable production and sales unless otherwise stated. ('000 tonnes)							
MANGANESE ORE							
South Africa (a)							
Saleable production	911	808	917	989	**858**	**858**	911
Sales	861	853	871	866	**702**	**702**	861
Australia (a)							
Saleable production	1,108	998	1,123	1,077	**1,288**	**1,288**	1,108
Sales	1,094	876	1,115	1,343	**1,054**	**1,054**	1,094
MANGANESE ALLOY							
South Africa (a) (b)							
Saleable production	124	124	81	75	**93**	**93**	124
Sales	95	138	122	104	**74**	**74**	95
Australia (a)							
Saleable production	70	71	57	-	**37**	**37**	70
Sales	91	58	57	23	**46**	**46**	91

(a) Shown on 100% basis. BHP Billiton interest in saleable production is 60%, except Hotazel Manganese Mines which is 44.4%.
(b) Production includes Medium Carbon Ferro Manganese.

BHP Billiton Production Report for the quarter ended 30 September 2012 Page 13

PRODUCTION AND SALES REPORT

	QUARTER ENDED					YEAR TO DATE	
	SEP 2011	DEC 2011	MAR 2012	JUN 2012	**SEP 2012**	**SEP 2012**	SEP 2011

METALLURGICAL COAL

BHP Billiton attributable production and sales unless otherwise stated.
('000 tonnes)

	SEP 2011	DEC 2011	MAR 2012	JUN 2012	**SEP 2012**	**SEP 2012**	SEP 2011
METALLURGICAL COAL (a)							
Queensland, Australia							
Production							
BMA							
Blackwater	1,367	1,122	955	991	**1,148**	**1,148**	1,367
Goonyella	1,463	1,375	1,153	1,012	**1,535**	**1,535**	1,463
Peak Downs	971	992	788	783	**1,029**	**1,029**	971
Saraji	802	900	627	724	**773**	**773**	802
Norwich Park	365	369	248	193	**-**	**-**	365
Gregory Joint Venture	306	248	455	402	**697**	**697**	306
BMA total	5,274	5,006	4,226	4,105	**5,182**	**5,182**	5,274
BHP Mitsui Coal (b)							
South Walker Creek	1,106	901	1,040	1,034	**1,084**	**1,084**	1,106
Poitrel	697	679	609	627	**682**	**682**	697
BHP Mitsui Coal total	1,803	1,580	1,649	1,661	**1,766**	**1,766**	1,803
Queensland total	7,077	6,586	5,875	5,766	**6,948**	**6,948**	7,077
Sales							
Coking coal	5,066	4,845	4,522	4,007	**4,058**	**4,058**	5,066
Weak coking coal	1,691	1,747	1,595	1,512	**1,545**	**1,545**	1,691
Thermal coal	176	20	111	90	**239**	**239**	176
Total	6,933	6,612	6,228	5,609	**5,842**	**5,842**	6,933

(a) Metallurgical coal production is reported on the basis of saleable product. Production figures include some thermal coal.
(b) Shown on 100% basis. BHP Billiton interest in saleable production is 80%.

	SEP 2011	DEC 2011	MAR 2012	JUN 2012	**SEP 2012**	**SEP 2012**	SEP 2011
Illawarra, Australia							
Production	2,214	1,907	1,462	2,343	**1,990**	**1,990**	2,214
Sales							
Coking coal	1,673	1,255	1,460	1,845	**1,775**	**1,775**	1,673
Thermal coal	159	441	219	279	**502**	**502**	159
Total	1,832	1,696	1,679	2,124	**2,277**	**2,277**	1,832

BHP Billiton Production Report for the quarter ended 30 September 2012 Page 14

PRODUCTION AND SALES REPORT

QUARTER ENDED YEAR TO DATE

SEP DEC MAR JUN SEP SEP SEP

2011 2011 2012 2012 2012 2012 2011

ENERGY COAL

BHP Billiton attributable production and sales unless otherwise stated.

(‘000 tonnes)

South Africa

Production 9,095 7,976 7,895 8,313 8,454 8,454 9,095

Sales

Export 3,439 3,546 3,807 3,314 3,385 3,385 3,439

Local utility 5,622 4,582 4,397 4,571 4,869 4,869 5,622

Inland 85 165 124 74 38 38 85

Total 9,146 8,293 8,328 7,959 8,292 8,292 9,146

New Mexico, USA

Production

Navajo Coal 1,178 2,060 1,913 1,853 1,804 1,804 1,178

San Juan Coal 1,289 103 196 820 2,067 2,067 1,289

Total 2,467 2,163 2,109 2,673 3,871 3,871 2,467

Sales—local utility 3,630 3,108 3,057 2,773 3,420 3,420 3,630

NSW Energy Coal, Australia

Production 4,046 4,027 4,291 4,393 4,453 4,453 4,046

Sales

Export 3,523 3,566 3,160 4,388 4,488 4,488 3,523

Inland 625 333 297 404 250 250 625

Total 4,148 3,899 3,457 4,792 4,738 4,738 4,148

Cerrejon Coal, Colombia

Production 2,852 2,753 2,953 3,105 2,829 2,829 2,852

Sales—export 2,901 2,784 2,652 2,942 2,630 2,630 2,901

BHP Billiton Production Report for the quarter ended 30 September 2012

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Billiton Limited and BHP Billiton Plc

Date: October 17, 2012	By:	/s/ Jane McAloon
	Name:	Jane McAloon
	Title:	Group Company Secretary